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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of July 2000

                            PARADIGM GEOPHYSICAL LTD.
                            -------------------------
                 (Translation of Registrant's Name into English)

   Shenkar Street 9, Gav Yam Center No.3, P.O.B. 2061 Herzlia B, Israel 46120
   --------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F...X...   Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes......   No...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................


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         Attached to the Registrant's Form 6-K for the month of July 2000 and incorporated by reference herein is the Registrant's news release dated July 24, 2000.


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SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                PARADIGM GEOPHYSICAL LTD.
                                                (Registrant)



                                                By:      /s/   Jonathan Keller
                                                         Jonathan Keller
                                                         Company Secretary


Dated:  25 July, 2000


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    {PARADIGM GEOPHYSICAL LOGO]                        [GRAPHIC OMITTED]



                 COMPAGNIE GENERALE DE GEOPHYSIQUE AND PARADIGM
                   GEOPHYSICAL ANNOUNCE AGREEMENT IN PRINCIPLE

                 Paradigm would acquire CGG's Flagship Division
                   CGG would take 11% equity stake in Paradigm

PARIS, FRANCE AND HERZLIA, ISRAEL, JULY 24, 2000 -- Compagnie Generale de Geophysique (CGG) (Paris RM: 12016 and NYSE:GGY) and Paradigm Geophysical Ltd. (Paradigm) (NASDAQ:PGEO) jointly announced today that they have reached an agreement in principle -- subject to due diligence -- under which Paradigm Geophysical would acquire the Flagship reservoir interpretation and characterization software division of CGG for 1.5 million Paradigm shares and $4 million in cash.

CGG's equity stake in Paradigm would represent approximately an 11% holding in the company.

Under the agreement Paradigm would acquire CGG's Flagship operations, which include their products Integral Plus and Stratimagic. These products are widely installed worldwide and provide significant additions to Paradigm's reservoir interpretation and characterization product line.

In addition CGG and Paradigm envisage developing a technological cooperation in the domain of interpretation software.

Robert Brunck, CGG's Chairman and Chief Executive Officer, said: "The combination of the Paradigm and Flagship operations would provide our customers with a wider range of complementary software for reservoir management and Flagship personnel with a broadened opportunity for development in this new perimeter. We are pleased to initiate a strong partnership with Paradigm which expresses our common goal of strategic development, materialized by our significant equity participation in the Company".

Eldad Weiss, Chairman and Chief Executive Officer of Paradigm Geophysical, commented: "We very much welcome CGG as a strategic partner in Paradigm. Incorporating the Flagship division into Paradigm complements our product offerings and, moreover, adds skilled staff in reservoir characterization solutions and a strong management team. We look forward to integrating the Flagship and Paradigm operations."

As the agreement is subject to the completion of due diligence, execution of definitive agreements and obtaining any required regulatory approvals, the companies expect closing the transaction and transferring the operative control in the latter part of the third quarter.

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Paradigm Geophysical will host an analyst conference call to discuss this agreement on TUESDAY, JULY 25, 2000, at:

9:30 AM ET, 8:30 AM CT, 7:30 AM MT, 6:30 AM PT, 2:30 PM GMT, 4:30 PM ISRAEL
TIME.
Telephones:
USA: 1-888-792-1093, International/Europe: 1-703-871-3597, Israel:
1-800-260-789.

Safe Harbor statement: This news release may contain certain forward-looking statements relating to expectations for future performance of both companies. Such statements are subject to certain factors which may cause the companies' plans to differ or results to vary from those expected including the risks associated with the future capital expenditures by oil and gas companies, international oil prices, the impact of competitive products and pricing, increased investment to support product introductions, market acceptance of products, product transitions by the companies' and its competitors, currency fluctuations, changes in product sales mix, and a variety of risks described in the Paradigm Form 20-F filing with the U.S. Securities and Exchange Commission on June 26, 2000, and CGG's Form 20 F filing on June 28. Neither company undertakes any obligation to publicize or release results of any of these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

ABOUT PARADIGM
Paradigm Geophysical Ltd. provides geoscience software and service solutions to the oil and gas industry. The Company has sales, customer support and service offices in Houston, London, Aberdeen, Bahrain, Calgary, Moscow, Caracas, Buenos Aires, Rio de Janeiro, Perth, Brisbane, Beijing, Jakarta and Singapore.

"Paradigm Geophysical(R)" is the registered trademarks of Paradigm Geophysical Ltd.

www.paradigmgeo.com

ABOUT CGG
The Compagnie Generale de Geophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment through Sercel.

www.cgg.com


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For more information please contact:

FOR PARADIGM GEOPHYSICAL LTD.                FOR CGG
-----------------------------                -------

BRIAN BERMAN                                 CHRISTOPHE PETTENATI-AUZIERE
CHIEF FINANCIAL OFFICER                      INVESTOR RELATIONS
                                             Compagnie Generale de Geophysique
Paradigm Geophysical Ltd.                    Phone: +33-1-64-47-3675
                                             Email: invrel@cgg.com
Phone: +972-9-970-9339
Fax: +972-9-970-9319
Email:  brian@paradigmgeo.com

THE RUTH GROUP
--------------
CAROL RUTH/DENISE ROCHE
Phone: +1-917-639-4114

Fax: +1-917-639-4113
Email: cruth@theruthgroup.com

CUBITT CONSULTING
-----------------
NOGA VILLALON
Phone: +44-20-7367-5100

Fax: +44-20-7367-5150
Email: noga.villalon@cubitt.com

MORGEN WALKE ISRAEL
-------------------
MAYA HULI-LUSTIG
Phone: +972-3-561-1877

Fax: +972-3-561-1875
Email: maya_h@koteret-pr.co.il